UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prenetics Global Limited

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G72245106

(CUSIP Number)

Lo Yuk Ming Dennis

Flat 8B, Highview,

1A Cox’s Road,

Kowloon, Hong Kong

Tel: +852 90987375

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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(1)	Names of reporting persons Lo Yuk Ming Dennis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Hong Kong SAR

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,444,444
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,444,444
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 14,444,444
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.16%*
(14)	Type of reporting person (see instructions) IN

*

The percentage used in this Schedule 13D is calculated based on a total of 157,673,687 Class A Ordinary Shares of the Issuer issued and outstanding as of July 20, 2023, immediately following the issuance of the Issuer’s Class A Ordinary Shares as consideration shares to Lo Yuk Ming Dennis and Chan Kwan Chee pursuant to a share sale agreement entered into between the Issuer, Lo Yuk Ming Dennis, and Chan Kwan Chee on June 25, 2023 for the Issuer’s acquisition of an equity stake in Insighta Holdings Limited.

SCHEDULE 13D

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Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Prenetics Global Limited (the “Issuer”), an exempted company limited by shares incorporated under the laws of the Cayman Islands. The Ordinary Shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “PRE.” The principal executive offices of the Issuer are located at Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.

Item 2.	Identity and Background

(a): This Schedule 13D is being filed by Mr. Lo Yuk Ming Dennis (“Dennis” or the “Reporting Person”) pursuant to Rule13d-1(c) promulgated by the SEC under Section 13 of the Act.

(b), (c) and (f): Dennis is a citizen of Hong Kong SAR. Dennis is the Professor of Chemical Pathology, at the Faculty of Medicine of The Chinese University of Hong Kong, which is located at Sha Tin, New Territories, Hong Kong. Dennis’ address is Flat 8B, Highview, 1A Cox’s Road, Yaumatei, Kowloon, Hong Kong.

(d) and (e): During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding; or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4 below summarizes certain provisions of the Share Sale Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Prior to the completion of the transaction contemplated by the Share Sale Agreement (“Transaction”), Dennis owned 130,000 class A ordinary shares (“Sale Shares”) and 650,000 class B ordinary shares of Insighta Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Insighta”). Upon completion of the Transaction, Dennis received 14,444,444 Ordinary Shares of the Issuer in consideration for the Sale Shares.

Item 4.	Purpose of Transaction

Share Sale Agreement

On June 25, 2023, the Issuer, Dennis and Chan Kwan Chee entered into a share sale agreement (“Share Sale Agreement”) pursuant to which Dennis and Chan Kwan Chee (together, the “Vendors”) agreed to sell certain Class A Ordinary Shares in Insighta to the Issuer, which would be settled by (i) consideration shares in the Issuer, and (ii) a Nomination Right (as defined below). The transaction contemplated by the Share Sale Agreement was completed on July 20, 2023, and Dennis received 14,444,444 Ordinary Shares in the Issuer on the same day.

Pursuant to the Share Sale Agreement, Dennis has agreed not to, without the prior written consent of the board of directors, for specified periods of time after the Transaction, transfer any Ordinary Shares of the Issuer received pursuant to the Transaction (the “Lock-up Shares”), with certain customary exceptions. As a result of these lock-up provisions, (i) 25% of the Lock-up Shares will be eligible for resale the date falling 6 months after July 20, 2023 (“First Lock-up Period”), (ii) 37.5% of the Lock-up Shares will be eligible for resale on the date falling 3 months after the First Lock-Up Period (“Second Lock-up Period”), (iii) 50% of the Lock-up Shares will be eligible for release on the date falling 3 months after the Second Lock-up Period (“Third Lock-up Period”), (iv) 62.5% of the Lock-up Shares will be eligible for release on the date falling 3 months after the Third Lock-up Period (“Fourth Lock-up Period”), (v) 75% of the Lock-up Shares will be eligible for release on the date falling 3 months after the Fourth Lock-up Period (“Fifth Lock-up Period”), (vi) 87.5% of the Lock-up Shares will be eligible for release on the date falling 3 months after the Fifth Lock-up Period (“Sixth Lock-up Period”), and (vii) 87.5% of the Lock-up Shares will be eligible for release on the date falling 3 months after the Sixth Lock-up Period.

The foregoing description of the Share Sale Agreement does not purport to be complete and is qualified in its entirety by the full text of the Share Sale Agreement, which is attached as Exhibit A to this Schedule 13D and incorporated herein by reference.

CUSIP No. G72245106	Page 4 of 5

Registration Rights Agreement

Concurrent with the closing of the Transaction on July 20, 2023, the Issuer, Dennis and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act of 1933, as amended, and Dennis and certain other parties have been granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is attached as Exhibit B to this Schedule 13D and incorporated herein by reference.

Nomination Right Letter

Concurrent with the closing of the Transaction on July 20, 2023, the Issuer and Dennis executed a nomination right letter (the “Nomination Right Letter”), which provides Dennis with a right to, for so long as the Vendors together in aggregate hold no less than 3% of the entire issued and outstanding share capital of the Company, nominate one director to the Board of the Issuer (the first of such nominee shall be Chan Kwan Chee), remove any director occupying such position and fill any vacancy of such position (“Nomination Right”). The appointment of Chan Kwan Chee is subject to approval by Chan Kwan Chee’s employer and/or associated organizations.

The foregoing description of the Nomination Right Letter does not purport to be complete and is qualified in its entirety by the full text of the Nomination Right Letter, which is attached as Exhibit C to this Schedule 13D and incorporated herein by reference.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relates to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) and (b):

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c): Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days.

(d): None.

(e): Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference in its entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G72245106	Page 5 of 5

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Share Sale Agreement dated as of June 25, 2023, by and among Prenetics Global Limited, Lo Yuk Ming Dennis and Chan Kwan Chee (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-265285) filed with the SEC on July 6, 2023.

B	Registration Rights Agreement, dated July 20, 2023, by and among Prenetics Global Limited, Lo Yuk Ming Dennis, and AC-Tech Investment Limited.

C	Nomination Right Letter, dated July 20, 2023, by Prenetics Global Limited, and agreed and acknowledged by Lo Yuk Ming Dennis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2023

By: /s/ Lo Yuk Ming Dennis
Name: Lo Yuk Ming Dennis